UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2019

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 25, 2019

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

Q3 2019 Results Announcement

30 September 2019

Performance Highlights

Resilient performance delivering a year-to-date

Group return on tangible equity of 9.7% (excluding litigation and conduct)

●	The Group delivered a Q319 return on average tangible equity (RoTE) of 10.2%, resulting in a Q319 YTD RoTE of 9.7%1
●
The Group continues to target a >9% RoTE for 2019 and >10% for 20201. However, given global macroeconomic uncertainty and the current low interest rate environment, it has become more challenging to achieve these targets, particularly with respect to 2020

●
Continuing to improve returns on a sustainable basis remains a key priority for the Group, whilst also delivering attractive capital returns to shareholders and investing in key business growth initiatives

●	The strengthening of the USD/GBP foreign exchange rate in the third quarter, whilst increasing costs and impairment, provided a greater benefit to income and profits

Returns1 Group RoTE targets of >9% in 2019 and >10% in 2020	●	Group profit before tax of £4.9bn (Q318 YTD: £5.3bn) and earnings per share (EPS) of 19.7p (Q318 YTD: 21.6p)
	●	Group Q319 YTD RoTE of 9.7% (Q318 YTD: 11.1%)
- Barclays UK RoTE of 17.2% (Q318 YTD: 18.9%)
-    Barclays International RoTE of 10.4% (Q318 YTD: 11.6%), with a Corporate and Investment Bank (CIB) RoTE of 9.3% (Q318 YTD: 9.7%) and Consumer, Cards and Payments (CC&P) RoTE of 15.8% (Q318 YTD: 21.7%)

Cost efficiency Cost: income ratio of <60% over time	●
Group operating expenses were stable at £10.1bn, resulting in a cost: income ratio of 62%1 (Q318 YTD: 62%) and positive jaws, reflecting cost efficiencies offset by continued investment in the business

	●	Cost control remains a priority given the challenging income environment experienced in the first three quarters of the year
	●	Group cost guidance unchanged; management expects to reduce 2019 costs below £13.6bn2
Capital and dividends CET1 ratio target becomes c.13.5% following discussions with regulators on operational risk change	●	Common equity tier 1 (CET1) ratio of 13.4% (December 2018: 13.2%)
●
Following discussions with regulators, the Group has removed the operational risk Risk Weighted Assets (RWAs) floor which it had previously applied, resulting in a £14.2bn reduction in total RWAs. This increased the CET1 ratio by c.60bps. As a result, the target CET1 ratio has been revised to c.13.5%. The total capital requirement for operational risk remains unchanged

	●	The Group paid a half year dividend of 3p which is expected to represent, under normal circumstances, around one-third of the total dividend for the year

●
Group profit before tax was £3.3bn (Q318 YTD: £3.1bn) and, excluding litigation and conduct, was £4.9bn (Q318 YTD: £5.3bn). The cost: income ratio was 62% (Q318 YTD: 62%), with Barclays International income up 4%. Credit impairment charges increased to £1.4bn (Q318 YTD: £0.8bn), due to the non-recurrence of favourable US macroeconomic scenario updates and single name recoveries in Q318 YTD. Credit metrics remained stable across both secured and unsecured lending

●
Barclays UK profit before tax was £0.4bn (Q318 YTD: £1.6bn). This included an additional provision for Payment Protection Insurance (PPI) of £1.4bn (Q318 YTD: £0.4bn). Excluding litigation and conduct, profit before tax was £1.9bn (Q318 YTD: £2.0bn). Income declined 2%, as ongoing margin pressure was partially offset by continued growth in mortgages and deposits. Operating expenses were stable as cost efficiency savings were offset by planned digital investment and inflation

●
Barclays International profit before tax was £3.5bn (Q318 YTD: £3.6bn) driven by 4% increases in both CIB and CC&P income. Operating expenses increased 1% due to continued investment in the business. Credit impairment charges increased from £0.3bn to £0.8bn, due to the non-recurrence of favourable US macroeconomic scenario updates and single name recoveries in Q318 YTD

●
Tangible net asset value (TNAV) per share was 274p (December 2018: 262p) as 10.4p of statutory EPS (which included the effect of the additional provision for PPI of 8p per share in Q319) and positive net reserve movements, were partially offset by dividend payments totalling 7p per share

1	Excluding litigation and conduct, with returns targets based on a Group CET1 ratio of c.13.5%.
2	Excluding litigation and conduct, calculated using a USD/GBP FX rate of 1.27 and subject to foreign currency movements.

James E Staley, Group Chief Executive Officer, said:

“For the year to September our Group RoTE stands at 9.7%, including a 10.2% return in the third quarter.

Profit before tax was just under £5bn, excluding litigation and conduct, and earnings per share were 19.7 pence for the nine months.

These represent another set of consistent and resilient results, and they show the benefits of our diversified model - one which allows us to weather today’s macro headwinds, and grow our businesses and profitability over time.

In Barclays UK, the business has delivered a robust year-to-date RoTE of 17.2%, including 21.2% in the third quarter, through mortgage and deposit balance growth.

The CIB has produced an RoTE of 9.3% for the first nine months, including 9.2% in the third quarter. This reflects a strong performance in Markets, with income up in the quarter by 13%, and in Banking, where income rose by 33%.

Our CC&P business produced an RoTE of 15.8%, and we are targeting further growth in US cards, with a particular focus on capturing new partnership opportunities, a core strength of the Barclays franchise in the States.

As we continue to invest in our digital capabilities across the bank, management’s focus on cost control remains a priority. Our cost to income ratio was stable at 62%, and we continue to expect to see positive jaws across the Group over the remainder of the year, and for the full year.

These results show we remain on track to achieve our target of a group return of greater than 9% for 2019. We continue to target an RoTE of greater than 10% in 2020, though we acknowledge that the outlook for next year is unquestionably more challenging now than it appeared a year ago, in particular given the uncertainty around the UK economy and the interest rate environment.

Despite the impact to profitability of the £1.4bn PPI provision, our CET1 ratio of 13.4% continues to be within our target, which is revised to c.13.5%, now that our operational risk RWAs are accounted for more consistently with UK peers.”

James E Staley, Group Chief Executive Officer

Barclays Group results
for the nine months ended	30.09.19	30.09.18
	£m	£m	% Change
Total income	16,331	16,063	2
Credit impairment charges and other provisions	(1,389)	(825)	(68)
Net operating income	14,942	15,238	(2)
Operating expenses	(10,051)	(10,003)	-
Litigation and conduct	(1,682)	(2,147)	22
Total operating expenses	(11,733)	(12,150)	3
Other net income	51	32	59
Profit before tax	3,260	3,120	4
Tax charge1	(814)	(836)	3
Profit after tax	2,446	2,284	7
Non-controlling interests	(38)	(151)	75
Other equity instrument holders	(628)	(522)	(20)
Attributable profit	1,780	1,611	10

Performance measures
Return on average tangible shareholders' equity	5.1%	4.9%
Average tangible shareholders' equity (£bn)	46.6	44.1
Cost: income ratio	72%	76%
Loan loss rate (bps)	53	33
Basic earnings per share	10.4p	9.4p
Dividend per share	3.0p	2.5p

Performance measures excluding litigation and conduct2
Profit before tax	4,942	5,267	(6)
Attributable profit	3,391	3,685	(8)
Return on average tangible shareholders' equity	9.7%	11.1%
Cost: income ratio	62%	62%
Basic earnings per share	19.7p	21.6p

	As at 30.09.19	As at 31.12.18	As at 30.09.18
Balance sheet and capital management3	£bn	£bn	£bn
Tangible net asset value per share	274p	262p	260p
Common equity tier 1 ratio	13.4%	13.2%	13.2%
Common equity tier 1 capital	41.9	41.1	41.7
Risk weighted assets	313.3	311.9	316.2
Average UK leverage ratio	4.6%	4.5%	4.6%
UK leverage ratio	4.8%	5.1%	4.9%

Funding and liquidity
Group liquidity pool (£bn)	226	227	213
Liquidity coverage ratio	151%	169%	161%
Loan: deposit ratio	82%	83%	83%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to Additional Tier 1 (AT1) instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, reducing the tax charge for Q318 year to date by £141m. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Refer to pages 36 to 45 for further information and calculations of performance measures excluding litigation and conduct.
3
Capital, RWAs and leverage measures are calculated applying the transitional arrangements of the Capital Requirements Regulation (CRR) as amended by the Capital Requirements Regulation II (CRR II) applicable as at the reporting date. This includes IFRS 9 transitional arrangements. For more information on the implementation of CRR II see page 25.

4
The fully loaded CET1 ratio was 13.0%, with £40.7bn of CET1 capital and £313.1bn of RWAs, calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

Group Finance Director’s Review

Group performance

●
Profit before tax was £3,260m (Q318 YTD: £3,120m), including an additional provision for PPI of £1,400m (Q318 YTD: £400m) in Q319. Excluding litigation and conduct, profit before tax was £4,942m (Q318 YTD: £5,267m), with higher income and stable operating expenses offset by increased credit impairment charges. The 6% appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges and operating expenses

●
Total income increased 2% to £16,331m. Barclays UK income decreased 2% as ongoing margin pressure and continued reduced risk appetite in UK cards were partially offset by mortgage and deposit balance growth. Barclays International income was up 4%, across both CIB and CC&P. The higher CIB income was due to positive performance in FICC, Banking fees and Transaction banking, partially offset by reduced client activity in Equities and a reduction in Corporate lending. The higher CC&P income reflected balance growth in US cards and partnership growth in merchant acquiring

●
Credit impairment charges increased to £1,389m (Q318 YTD: £825m). Economic scenarios were updated in Q319, as part of a review which is conducted at least annually. The prior year benefitted from favourable US macroeconomic scenario updates and single name recoveries, whilst Q319 impairment reflects a c.£60m net charge from revised scenarios, impacting primarily the Group’s UK and US cards portfolios. Credit metrics remained stable across both secured and unsecured lending, reflecting the continued prudent management of credit risk

●
Operating expenses were stable at £10,051m, as cost efficiencies were offset by continued investment in the business. The cost: income ratio, excluding litigation and conduct, was stable at 62% (Q318 YTD: 62%)

●	The effective tax rate was 25.0%. Excluding litigation and conduct, the underlying effective tax rate was 17.9%
●
Attributable profit was £1,780m (Q318 YTD: £1,611m). Excluding litigation and conduct, attributable profit was £3,391m (Q318 YTD: £3,685m), generating a RoTE of 9.7% (Q318 YTD: 11.1%) and EPS of 19.7p (Q318 YTD: 21.6p)

Barclays UK

●
Profit before tax, excluding litigation and conduct, decreased 7% to £1,899m. RoTE was robust at 17.2% (Q318 YTD: 18.9%), reflecting the resilience of the Barclays UK business in a challenging income environment. Including litigation and conduct charges of £1,524m (Q318 YTD: £468m), profit before tax was £375m (Q318 YTD: £1,566m)

●	Total income decreased 2% to £5,394m due to a 2% decrease in net interest income to £4,410m
	-	Personal Banking income decreased 2% to £2,945m, reflecting ongoing mortgage margin pressure, partially offset by mortgage and deposit balance growth and improved liability margins
-
Barclaycard Consumer UK income decreased 8% to £1,459m reflecting a continued reduced risk appetite and reduced borrowing by customers, which resulted in a lower level of interest earning lending (IEL) balances

	-	Business Banking income increased 6% to £990m driven by deposit and lending growth, improved liability margins and the non-recurrence of client remediation in Q318 YTD
	-	Net interest margin decreased 14bps to 3.10%, reflecting increased refinancing activity by mortgage customers, lower IEL balances in UK cards, and the mix effect from growth in secured lending
●
Credit impairment charges decreased 2% to £522m, primarily reflecting an improved risk profile in UK cards and releases of single name exposures in Business Banking, partially offset by the impact of UK macroeconomic scenario updates of c.£30m, primarily impacting the UK cards portfolio. The 30 and 90 day arrears rates in UK cards decreased to 1.7% (Q318: 1.8%) and 0.8% (Q318: 0.9%) respectively

●
Operating expenses were stable at £2,973m (Q318 YTD: £2,961m) as cost efficiencies were offset by planned digital investment in the business and inflation. The cost: income ratio, excluding litigation and conduct, was 55% (Q318 YTD: 54%)

●
RWAs increased to £76.8bn (December 2018: £75.2bn) including the recognition of property leases following the implementation of IFRS 16, growth in Mortgages and Business Banking and a change in the mix of assets in the liquidity pool

Barclays International

●
Profit before tax, excluding litigation and conduct, decreased 4% to £3,508m with a RoTE of 10.4% (Q318 YTD: 11.6%), reflecting returns in the CIB of 9.3% (Q318 YTD: 9.7%) and CC&P of 15.8% (Q318 YTD: 21.7%)

●	The 6% appreciation of average USD against GBP positively impacted income and profits, and adversely impacted credit impairment charges and operating expenses
●	Total income increased to £11,223m (Q318 YTD: £10,805m)
	-	CIB income increased 4% to £7,917m
−
Within Markets, FICC income increased 15% to £2,638m reflecting a strong performance in rates and growth in securitised products. Equities income decreased 11% to £1,478m driven by equity derivatives, which were impacted by reduced client activity. Included in Markets was a £126m gain related to the Tradeweb position and a net loss of £40m due to the impact of treasury operations and hedging counterparty risk

−
Banking fees income increased 3% to £1,955m driven by an increase in advisory fees, partially offset by lower debt underwriting fees reflecting a reduced Banking fee pool1. However, Barclays share of the global Banking fee pool has increased since FY18, to 4.4%1

−
Within Corporate, Transaction banking income increased 6% to £1,283m reflecting growth in deposits. This was offset by a decrease in Corporate lending income to £563m (Q318 YTD: £635m). Excluding mark-to-market movements on loan hedges, Corporate lending income was broadly stable

	-	CC&P income increased 4% to £3,306m reflecting balance growth in the US cards business and partnership growth in merchant acquiring
●	Credit impairment charges increased to £844m (Q318 YTD: £304m)
	-	CIB credit impairment charges increased to £127m (Q318 YTD: release of £185m) due to the non-recurrence of favourable macroeconomic scenario updates and single name recoveries in Q318 YTD
-
CC&P credit impairment charges increased to £717m (Q318 YTD: £489m) due to the non-recurrence of favourable US macroeconomic scenario updates in Q318 YTD. Q319 included the impact of macroeconomic scenario updates, predominantly in the US, of c.£30m. Credit metrics decreased, with US cards 30 and 90 day arrears of 2.6% (Q318: 2.7%) and 1.3% (Q318: 1.4%) respectively

●	Operating expenses increased 1% to £6,923m
	-	CIB operating expenses decreased 1% to £5,191m as cost efficiencies were partially offset by continued investment in the business
	-	CC&P operating expenses increased 7% to £1,732m driven by continued investment across the businesses
●	RWAs increased to £223.1bn (December 2018: £210.7bn), driven by an increase in CIB activity and appreciation of USD against GBP

Head Office

●
Loss before tax of £593m (Q318 YTD: £2,006m), included litigation and conduct charges of £128m (Q318 YTD: £1,585m), reflecting the non-recurrence of the Residential Mortgage Backed Securities settlement in Q318 YTD

●
Total income was an expense of £286m (Q318 YTD: £262m) which included legacy capital instrument funding costs, treasury items and hedge accounting expenses, partially offset by the recognition of dividends on Barclays stake in Absa Group Limited. Income expense increased reflecting the non-recurrence of a £155m one-off gain from the settlement of receivables relating to the Lehman Brothers acquisition in Q318 YTD, partially offset by lower net expenses from treasury operations and hedge accounting

●	Operating expenses, excluding litigation and conduct, were £155m (Q318 YTD: £159m)
●
RWAs decreased to £13.4bn (December 2018: £26.0bn) mainly driven by the removal of the Group’s operational risk RWAs floor, partially offset by the recognition of property leases following the implementation of IFRS 16

1	Data Source: Dealogic, for the period covering 1 January to 30 September 2019.

Group capital and leverage

●
The Group’s CET1 ratio increased to 13.4% (December 2018: 13.2%). The increase was primarily driven by a reduction in the Group’s RWAs due to the removal of the operational risk floor effective from 30 September 2019

-
CET1 capital increased by £0.8bn to £41.9bn. This was driven by underlying profit generation of £4.0bn partially offset by dividends paid and foreseen of £1.8bn, the additional provision for PPI of £1.4bn, pension deficit reduction contribution payments of £0.5bn and a loss on the redemption of Additional Tier 1 (AT1) securities of £0.4bn

	-	RWAs increased by £1.4bn to £313.3bn primarily driven by an increase in CIB, offset by the reduction in the Group’s operational risk RWAs
●
The Group previously applied a floor to its Pillar 1 capital requirements for operational risk, which was set by reference to the Group’s total operational risk RWAs as at 31 December 2017 of £56.7bn. Following discussions with regulators, the Group has removed this floor with effect from 30 September 2019, thereby reducing RWAs by £14.2bn and increasing the Group’s CET1 ratio by c.60bps

●
Following the removal of the Pillar 1 operational risk floor, the Group has received a new Pillar 2A requirement (as per the Prudential Regulation Authority’s (PRA’s) Individual Capital Requirement) effective from 24 October 2019. This has increased the Pillar 2A CET1 requirement by c.35bps to 3.0% and the Group’s overall capital requirement from 11.7% to 12.0%. The total capital requirement for operational risk remains unchanged. As a result, the Group is targeting a CET1 ratio of c.13.5% going forward

●
The average UK leverage ratio increased to 4.6% (December 2018: 4.5%) primarily driven by an increase in Tier 1 (T1) capital, which included the accretion of CET1 capital and a net increase of AT1 capital, partially offset by an increase in exposure to £1,171bn (December 2018: £1,110bn). The UK leverage ratio decreased to 4.8% (December 2018: 5.1%)

Group funding and liquidity

●
The liquidity pool was stable at £226bn (December 2018: £227bn), reflecting the Group’s prudent liquidity management approach. The liquidity coverage ratio (LCR) remained well above the 100% regulatory requirement at 151% (December 2018: 169%), equivalent to a surplus of £77bn (December 2018: £90bn). The LCR and surplus have been managed down through the course of the year, supporting increased business funding requirements while maintaining a conservative liquidity position

●
Wholesale funding outstanding, excluding repurchase agreements, was £162bn (December 2018: £154bn). The Group issued £8.2bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments year-to-date from Barclays PLC (the Parent company). The Group is well advanced in its MREL issuance plans, with a Barclays PLC MREL ratio of 30.4% as at 30 September 2019 relative to an estimated requirement including requisite buffers of 31.2% by 1 January 2022. This increased from 29.9% as at 30 June 2019 due to the revision of the Group’s Pillar 2A requirement, following the removal of the Group’s operational risk RWAs floor

Other matters

●
The Group called three AT1 instruments eligible for call on 15 September 2019. The redemptions resulted in a decrease of 13bps to the CET1 ratio due to two of these instruments being held on the balance sheet at historical FX rates

●
The risks associated with the process of the UK withdrawal from the European Union continue to be closely monitored. Impairment stock as at 30 September 2019 includes an adjustment of £150m representing the anticipated impact of economic uncertainty in the UK

Payment Protection Insurance

●
Following the increase to the provision of £1.4bn and provision utilisation of £350m during the third quarter, the Group held a provision of £1.4bn against the cost of PPI redress and associated processing costs as at 30 September 2019. The Group has recognised £11bn of cumulative provisions to date

The provision increase at Q319 is attributable to the exceptional level of claims and information requests from customers and Claims Management Companies (CMCs) ahead of the Financial Conduct Authority (FCA) complaint deadline of 29 August 2019 and enquiries from the Official Receiver on behalf of bankrupt individuals

At the end of Q319, there were in excess of 2m claims, enquiries and information requests at various stages of processing. The increase in provision has been calculated by applying a number of assumptions to this population, which are based on limited observations from processing completed to date, historical experience and management judgement. These assumptions include the proportion of claims and information requests expected to be valid. The provision estimate is more sensitive to this assumption given the volumes

The following table outlines key assumptions regarding the proportion of valid claims used in the provision calculation as at 30 September 2019 and a sensitivity analysis illustrating the impact on the provision, if the assumptions prove too high or low

	Historically Observed	Current Assumption	Sensitivity £m
	Valid %	Valid %	+/- 1% valid rate
Claims Received	30% - 40%	30%1	11
Information Requests Received	5% - 11%	8%	76

●
There is additional uncertainty surrounding the legal position in relation to enquiries received from the Official Receiver. Uphold rates and average claim redress may differ from that experienced more generally, given the particular circumstances of this population

●
The Group expects the level of uncertainty to reduce during Q419 as a greater proportion of claims, enquiries and information requests are processed. Given the degree of sensitivity illustrated above, it is possible that the eventual cumulative provision may differ from the current estimate

Outlook and guidance

●
The Group continues to target a >9% RoTE for 2019 and >10% for 20202. However, given global macroeconomic uncertainty and the current low interest rate environment, it has become more challenging to achieve these targets, particularly with respect to 2020

●
Continuing to improve returns on a sustainable basis remains a key priority for the Group, whilst also delivering attractive capital returns to shareholders and investing in key business growth initiatives

●	Group cost guidance is unchanged, with management expecting to reduce 2019 costs below £13.6bn3
●	The Group expects to be at its revised target CET1 ratio of c.13.5% at year-end

Tushar Morzaria, Group Finance Director

1 1	Based on recently observed data, August and September 2019.
3 2	Excluding litigation and conduct, with returns targets based on a Group CET1 ratio of c.13.5%.
5 3	Excluding litigation and conduct, calculated using a USD/GBP FX rate of 1.27 and subject to foreign currency movements.

Results by Business

Barclays UK	Nine months ended	Nine months ended
	30.09.19	30.09.18
Income statement information	£m	£m	% Change
Net interest income	4,410	4,515	(2)
Net fee, commission and other income	984	1,005	(2)
Total income	5,394	5,520	(2)
Credit impairment charges and other provisions	(522)	(530)	2
Net operating income	4,872	4,990	(2)
Operating expenses	(2,973)	(2,961)	-
Litigation and conduct	(1,524)	(468)
Total operating expenses	(4,497)	(3,429)	(31)
Other net income	-	5
Profit before tax	375	1,566	(76)
Attributable (loss)/profit1	(157)	957

	As at 30.09.19	As at 31.12.18	As at 30.09.18
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	193.2	187.6	186.7
Total assets	257.9	249.7	252.0
Customer deposits at amortised cost	203.3	197.3	195.8
Loan: deposit ratio	97%	96%	96%
Risk weighted assets	76.8	75.2	74.8
Period end allocated tangible equity	10.4	10.2	10.1

	Nine months ended	Nine months ended
Performance measures	30.09.19	30.09.18
Return on average allocated tangible equity	(2.0%)	12.7%
Average allocated tangible equity (£bn)	10.4	10.0
Cost: income ratio	83%	62%
Loan loss rate (bps)	35	37
Net interest margin	3.10%	3.24%

Performance measures excluding litigation and conduct2	£m	£m	% Change
Profit before tax	1,899	2,034	(7)
Attributable profit	1,332	1,417	(6)
Return on average allocated tangible equity	17.2%	18.9%
Cost: income ratio	55%	54%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Refer to pages 36 to 45 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK	Nine months ended	Nine months ended
	30.09.19	30.09.18
Analysis of total income	£m	£m	% Change
Personal Banking	2,945	3,008	(2)
Barclaycard Consumer UK	1,459	1,582	(8)
Business Banking	990	930	6
Total income	5,394	5,520	(2)

Analysis of credit impairment charges and other provisions
Personal Banking	(124)	(129)	4
Barclaycard Consumer UK	(364)	(340)	(7)
Business Banking	(34)	(61)	44
Total credit impairment charges and other provisions	(522)	(530)	2

	As at 30.09.19	As at 31.12.18	As at 30.09.18
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	150.1	146.0	145.4
Barclaycard Consumer UK	14.9	15.3	15.3
Business Banking	28.2	26.3	26.0
Total loans and advances to customers at amortised cost	193.2	187.6	186.7

Analysis of customer deposits at amortised cost
Personal Banking	157.9	154.0	153.4
Barclaycard Consumer UK	-	-	-
Business Banking	45.4	43.3	42.4
Total customer deposits at amortised cost	203.3	197.3	195.8

Barclays International	Nine months ended	Nine months ended
	30.09.19	30.09.18
Income statement information	£m	£m	% Change
Net interest income	2,976	2,831	5
Net trading income	3,270	3,613	(9)
Net fee, commission and other income	4,977	4,361	14
Total income	11,223	10,805	4
Credit impairment charges and other provisions	(844)	(304)
Net operating income	10,379	10,501	(1)
Operating expenses	(6,923)	(6,883)	(1)
Litigation and conduct	(30)	(94)	68
Total operating expenses	(6,953)	(6,977)	-
Other net income	52	36	44
Profit before tax	3,478	3,560	(2)
Attributable profit1	2,419	2,620	(8)

	As at 30.09.19	As at 31.12.18	As at 30.09.18
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	138.1	127.2	132.4
Trading portfolio assets	119.4	104.0	124.6
Derivative financial instrument assets	286.0	222.1	214.8
Financial assets at fair value through the income statement	158.0	144.7	147.8
Cash collateral and settlement balances	112.5	74.3	94.3
Other assets	195.6	189.8	186.3
Total assets	1,009.6	862.1	900.2
Deposits at amortised cost	217.6	197.2	200.3
Derivative financial instrument liabilities	283.3	219.6	213.7
Loan: deposit ratio	63%	65%	66%
Risk weighted assets	223.1	210.7	214.6
Period end allocated tangible equity	31.4	29.9	30.2

	Nine months ended	Nine months ended
Performance measures	30.09.19	30.09.18
Return on average allocated tangible equity	10.3%	11.3%
Average allocated tangible equity (£bn)	31.2	30.9
Cost: income ratio	62%	65%
Loan loss rate (bps)	80	30
Net interest margin	4.00%	4.15%

Performance measures excluding litigation and conduct2	£m	£m	% Change
Profit before tax	3,508	3,654	(4)
Attributable profit	2,445	2,692	(9)
Return on average allocated tangible equity	10.4%	11.6%
Cost: income ratio	62%	64%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Refer to pages 36 to 45 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Corporate and Investment Bank	Nine months ended	Nine months ended
	30.09.19	30.09.18
Income statement information	£m	£m	% Change
FICC	2,638	2,293	15
Equities	1,478	1,662	(11)
Markets	4,116	3,955	4
Banking fees	1,955	1,906	3
Corporate lending	563	635	(11)
Transaction banking	1,283	1,215	6
Corporate	1,846	1,850	-
Other	-	(97)
Total income	7,917	7,614	4
Credit impairment (charges)/releases and other provisions	(127)	185
Net operating income	7,790	7,799	-
Operating expenses	(5,191)	(5,258)	1
Litigation and conduct	(30)	(45)	33
Total operating expenses	(5,221)	(5,303)	2
Other net income	27	12
Profit before tax	2,596	2,508	4
Attributable profit1	1,787	1,865	(4)

	As at 30.09.19	As at 31.12.18	As at 30.09.18
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	95.8	86.4	93.3
Trading portfolio assets	119.3	104.0	124.5
Derivative financial instrument assets	286.0	222.1	214.8
Financial assets at fair value through the income statement	157.3	144.2	147.3
Cash collateral and settlement balances	111.6	73.4	93.3
Other assets	171.5	160.4	153.8
Total assetspa	941.5	790.5	827.0
Deposits at amortised cost	152.1	136.3	137.6
Derivative financial instrument liabilities	283.2	219.6	213.7
Risk weighted assets	184.9	170.9	175.9

	Nine months ended	Nine months ended
Performance measures	30.09.19	30.09.18
Return on average allocated tangible equity	9.2%	9.6%
Average allocated tangible equity (£bn)	25.9	26.0
Cost: income ratio	66%	70%

Performance measures excluding litigation and conduct2	£m	£m	% Change
Profit before tax	2,626	2,553	3
Attributable profit	1,813	1,901	(5)
Return on average allocated tangible equity	9.3%	9.7%
Cost: income ratio	66%	69%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Refer to pages 36 to 45 for more information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Consumer, Cards and Payments	Nine months ended	Nine months ended
	30.09.19	30.09.18
Income statement information	£m	£m	% Change
Total income	3,306	3,191	4
Credit impairment charges and other provisions	(717)	(489)	(47)
Net operating income	2,589	2,702	(4)
Operating expenses	(1,732)	(1,625)	(7)
Litigation and conduct	-	(49)
Total operating expenses	(1,732)	(1,674)	(3)
Other net income	25	24	4
Profit before tax	882	1,052	(16)
Attributable profit1	632	755	(16)

	As at 30.09.19	As at 31.12.18	As at 30.09.18
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	42.3	40.8	39.1
Total assets	68.1	71.6	73.2
Deposits at amortised cost	65.5	60.9	62.7
Risk weighted assets	38.2	39.8	38.7

	Nine months ended	Nine months ended
Performance measures	30.09.19	30.09.18
Return on average allocated tangible equity	15.8%	20.7%
Average allocated tangible equity (£bn)	5.3	4.9
Cost: income ratio	52%	52%
Loan loss rate (bps)	213	156

Performance measures excluding litigation and conduct2	£m	£m	% Change
Profit before tax	882	1,101	(20)
Attributable profit	632	791	(20)
Return on average allocated tangible equity	15.8%	21.7%
Cost: income ratio	52%	51%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Refer to pages 36 to 45 for more information and calculations of performance measures excluding litigation and conduct.

Head Office	Nine months ended	Nine months ended
	30.09.19	30.09.18
Income statement information	£m	£m	% Change
Net interest income	(323)	(580)	44
Net fee, commission and other income	37	318	(88)
Total income	(286)	(262)	(9)
Credit impairment (charges)/releases and other provisions	(23)	9
Net operating income	(309)	(253)	(22)
Operating expenses	(155)	(159)	3
Litigation and conduct	(128)	(1,585)	92
Total operating expenses	(283)	(1,744)	84
Other net expenses	(1)	(9)	89
Loss before tax	(593)	(2,006)	70
Attributable loss1	(482)	(1,966)	75

	As at 30.09.19	As at 31.12.18	As at 30.09.18
Balance sheet information	£bn	£bn	£bn
Total assets	22.9	21.5	18.6
Risk weighted assets	13.4	26.0	26.8
Period end allocated tangible equity	5.5	4.9	4.2

	Nine months ended	Nine months ended
Performance measures	30.09.19	30.09.18
Average allocated tangible equity (£bn)	5.0	3.2

Performance measures excluding litigation and conduct2	£m	£m	% Change
Loss before tax	(465)	(421)	(10)
Attributable loss	(386)	(424)	9

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Refer to pages 36 to 45 for further information and calculations of performance measures excluding litigation and conduct.

Quarterly Results Summary

Barclays Group
	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,445	2,360	2,258	2,296	2,388	2,190	2,188	2,272
Net fee, commission and other income	3,096	3,178	2,994	2,777	2,741	3,386	3,170	2,750
Total income	5,541	5,538	5,252	5,073	5,129	5,576	5,358	5,022
Credit impairment charges and other provisions	(461)	(480)	(448)	(643)	(254)	(283)	(288)	(573)
Net operating income	5,080	5,058	4,804	4,430	4,875	5,293	5,070	4,449
Operating costs	(3,293)	(3,501)	(3,257)	(3,624)	(3,329)	(3,310)	(3,364)	(3,621)
UK bank levy	-	-	-	(269)	-	-	-	(365)
Operating expenses	(3,293)	(3,501)	(3,257)	(3,893)	(3,329)	(3,310)	(3,364)	(3,986)
Guaranteed Minimum Pensions (GMP) charge	-	-	-	(140)	-	-	-	-
Litigation and conduct	(1,568)	(53)	(61)	(60)	(105)	(81)	(1,961)	(383)
Total operating expenses	(4,861)	(3,554)	(3,318)	(4,093)	(3,434)	(3,391)	(5,325)	(4,369)
Other net income/(expenses)	27	27	(3)	37	20	(7)	19	13
Profit/(loss) before tax	246	1,531	1,483	374	1,461	1,895	(236)	93
Tax charge1	(269)	(297)	(248)	(83)	(192)	(386)	(258)	(1,089)
(Loss)/profit after tax	(23)	1,234	1,235	291	1,269	1,509	(494)	(996)
Non-controlling interests	(4)	(17)	(17)	(75)	(43)	(55)	(53)	(68)
Other equity instrument holders	(265)	(183)	(180)	(230)	(176)	(175)	(171)	(181)
Attributable (loss)/profit1	(292)	1,034	1,038	(14)	1,050	1,279	(718)	(1,245)

Performance measures
Return on average tangible shareholders' equity	(2.4%)	9.0%	9.2%	(0.1%)	9.4%	11.8%	(6.5%)	(10.3%)
Average tangible shareholders' equity (£bn)	48.4	46.2	45.2	44.3	44.6	43.5	44.2	48.1
Cost: income ratio	88%	64%	63%	81%	67%	61%	99%	87%
Loan loss rate (bps)2	52	56	54	77	30	35	36	56
Basic (loss)/earnings per share	(1.7p)	6.0p	6.1p	(0.1p)	6.1p	7.5p	(4.2p)	(7.3p)

Performance measures excluding litigation and conduct3	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,814	1,584	1,544	434	1,566	1,976	1,725	476
Attributable profit/(loss)	1,233	1,074	1,084	48	1,135	1,338	1,212	(894)
Return on average tangible shareholders' equity	10.2%	9.3%	9.6%	0.4%	10.2%	12.3%	11.0%	(7.4%)
Cost: income ratio	59%	63%	62%	79%	65%	59%	63%	79%
Basic earnings/(loss) per share	7.2p	6.3p	6.3p	0.3p	6.6p	7.8p	7.1p	(5.3p)

Balance sheet and capital management4	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,290.4	1,232.8	1,193.5	1,133.3	1,170.8	1,149.6	1,142.2	1,133.2
Tangible net asset value per share	274p	275p	266p	262p	260p	259p	251p	276p
Common equity tier 1 ratio	13.4%	13.4%	13.0%	13.2%	13.2%	13.0%	12.7%	13.3%
Common equity tier 1 capital	41.9	42.9	41.4	41.1	41.7	41.4	40.2	41.6
Risk weighted assets	313.3	319.1	319.7	311.9	316.2	319.3	317.9	313.0
Average UK leverage ratio	4.6%	4.7%	4.6%	4.5%	4.6%	4.6%	4.6%	4.9%
Average UK leverage exposure	1,171.2	1,134.6	1,105.5	1,110.0	1,119.0	1,081.8	1,089.9	1,044.6
UK leverage ratio	4.8%	5.1%	4.9%	5.1%	4.9%	4.9%	4.8%	5.1%
UK leverage exposure	1,099.8	1,079.4	1,065.0	998.6	1,063.5	1,030.1	1,030.8	984.7

Funding and liquidity
Group liquidity (£bn)	226	238	232	227	213	214	207	220
Liquidity coverage ratio	151%	156%	160%	169%	161%	154%	147%	154%
Loan: deposit ratio	82%	82%	80%	83%	83%	83%	84%	81%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 36 to 45 for further information and calculations of performance measures excluding litigation and conduct.
4
Capital, RWAs and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements. For more information on the implementation of CRR II see page 25

Quarterly Results by Business

Barclays UK
	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,503	1,438	1,469	1,513	1,529	1,493	1,493	1,540
Net fee, commission and other income	343	333	308	350	367	343	295	330
Total income	1,846	1,771	1,777	1,863	1,896	1,836	1,788	1,870
Credit impairment charges and other provisions	(101)	(230)	(191)	(296)	(115)	(214)	(201)	(184)
Net operating income	1,745	1,541	1,586	1,567	1,781	1,622	1,587	1,686
Operating costs	(952)	(1,022)	(999)	(1,114)	(988)	(968)	(1,005)	(1,117)
UK bank levy	-	-	-	(46)	-	-	-	(59)
Litigation and conduct	(1,480)	(41)	(3)	(15)	(54)	(3)	(411)	(53)
Total operating expenses	(2,432)	(1,063)	(1,002)	(1,175)	(1,042)	(971)	(1,416)	(1,229)
Other net (expenses)/income	-	(1)	1	(2)	1	5	(1)	(5)
(Loss)/profit before tax	(687)	477	585	390	740	656	170	452
Attributable (loss)/profit1	(907)	328	422	241	510	473	(26)	258

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	193.2	189.1	187.5	187.6	186.7	185.3	184.3	183.8
Total assets	257.9	259.0	253.1	249.7	252.0	245.9	235.2	237.4
Customer deposits at amortised cost	203.3	200.9	197.3	197.3	195.8	194.3	192.0	193.4
Loan: deposit ratio	97%	97%	96%	96%	96%	96%	96%	95%
Risk weighted assets	76.8	76.2	76.6	75.2	74.8	75.0	72.5	70.9
Period end allocated tangible equity	10.4	10.3	10.5	10.2	10.1	10.2	9.8	9.6

Performance measures
Return on average allocated tangible equity	(34.9%)	12.7%	16.3%	9.6%	20.1%	18.8%	(1.1%)	10.7%
Average allocated tangible equity (£bn)	10.4	10.3	10.4	10.1	10.1	10.1	9.8	9.6
Cost: income ratio	132%	60%	56%	63%	55%	53%	79%	66%
Loan loss rate (bps)2	20	47	40	61	24	45	43	39
Net interest margin	3.10%	3.05%	3.18%	3.20%	3.22%	3.22%	3.27%	3.32%

Performance measures excluding litigation and conduct3	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	793	518	588	405	794	659	581	505
Attributable profit	550	358	424	253	558	474	385	295
Return on average allocated tangible equity	21.2%	13.9%	16.4%	10.1%	22.0%	18.8%	15.7%	12.3%
Cost: income ratio	52%	58%	56%	62%	52%	53%	56%	63%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2.	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 36 to 45 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,035	946	964	998	1,021	1,015	972	1,116
Barclaycard Consumer UK	472	497	490	522	551	504	527	445
Business Banking	339	328	323	343	324	317	289	309
Total income	1,846	1,771	1,777	1,863	1,896	1,836	1,788	1,870

Analysis of credit impairment (charges)/releases and other provisions
Personal Banking	(36)	(36)	(52)	(44)	(8)	(49)	(72)	(56)
Barclaycard Consumer UK	(49)	(175)	(140)	(250)	(88)	(139)	(113)	(124)
Business Banking	(16)	(19)	1	(2)	(19)	(26)	(16)	(4)
Total credit impairment charges and other provisions	(101)	(230)	(191)	(296)	(115)	(214)	(201)	(184)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	150.1	147.3	145.9	146.0	145.4	143.6	142.1	141.3
Barclaycard Consumer UK	14.9	15.1	15.0	15.3	15.3	15.2	15.2	16.4
Business Banking	28.2	26.7	26.6	26.3	26.0	26.5	27.0	26.1
Total loans and advances to customers at amortised cost	193.2	189.1	187.5	187.6	186.7	185.3	184.3	183.8

Analysis of customer deposits at amortised cost
Personal Banking	157.9	156.3	154.1	154.0	153.4	152.9	151.9	153.1
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Business Banking	45.4	44.6	43.2	43.3	42.4	41.4	40.1	40.3
Total customer deposits at amortised cost	203.3	200.9	197.3	197.3	195.8	194.3	192.0	193.4

Barclays International
	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,059	1,017	900	984	965	853	1,013	987
Net trading income	1,110	1,016	1,144	837	1,103	1,094	1,416	935
Net fee, commission and other income	1,581	1,870	1,526	1,400	1,222	1,760	1,379	1,397
Total income	3,750	3,903	3,570	3,221	3,290	3,707	3,808	3,319
Credit impairment charges and other provisions	(352)	(247)	(245)	(354)	(143)	(68)	(93)	(386)
Net operating income	3,398	3,656	3,325	2,867	3,147	3,639	3,715	2,933
Operating costs	(2,282)	(2,435)	(2,206)	(2,441)	(2,277)	(2,306)	(2,300)	(2,428)
UK bank levy	-	-	-	(210)	-	-	-	(265)
Litigation and conduct	-	(11)	(19)	(33)	(32)	(47)	(15)	(255)
Total operating expenses	(2,282)	(2,446)	(2,225)	(2,684)	(2,309)	(2,353)	(2,315)	(2,948)
Other net income	21	13	18	32	12	11	13	21
Profit before tax	1,137	1,223	1,118	215	850	1,297	1,413	6
Attributable profit/(loss)1	799	832	788	(21)	687	926	1,007	(1,134)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	138.1	134.8	130.9	127.2	132.4	125.5	117.5	126.8
Trading portfolio assets	119.4	120.0	117.2	104.0	124.6	116.5	114.9	113.0
Derivative financial instrument assets	286.0	243.8	217.3	222.1	214.8	228.2	214.1	236.2
Financial assets at fair value through the income statement	158.0	154.7	153.5	144.7	147.8	141.2	150.6	104.1
Cash collateral and settlement balances	112.5	101.3	97.8	74.3	94.3	91.5	82.6	71.9
Other assets	195.6	196.8	202.3	189.8	186.3	183.6	186.9	204.1
Total assets	1,009.6	951.4	919.0	862.1	900.2	886.5	866.6	856.1
Deposits at amortised cost	217.6	212.0	215.5	197.2	200.3	191.0	167.2	187.3
Derivative financial instrument liabilities	283.3	243.0	213.5	219.6	213.7	224.9	210.8	237.8
Loan: deposit ratio	63%	64%	61%	65%	66%	66%	70%	68%
Risk weighted assets	223.1	214.8	216.1	210.7	214.6	218.0	214.2	210.3
Period end allocated tangible equity	31.4	30.2	30.6	29.9	30.2	30.5	30.0	27.5

Performance measures
Return on average allocated tangible equity	9.9%	10.7%	10.4%	(0.3%)	8.8%	11.8%	13.4%	(15.9%)
Average allocated tangible equity (£bn)	32.2	31.1	30.5	31.3	31.1	31.4	30.1	28.5
Cost: income ratio	61%	63%	62%	83%	70%	63%	61%	89%
Loan loss rate (bps)2	99	72	73	107	41	22	31	76
Net interest margin	4.10%	3.91%	3.99%	3.98%	3.87%	4.03%	4.57%	4.31%

Performance measures excluding litigation and conduct3	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,137	1,234	1,137	248	882	1,344	1,428	261
Attributable profit/(loss)	801	840	804	13	713	960	1,019	(884)
Return on average allocated tangible equity	10.0%	10.8%	10.6%	0.2%	9.2%	12.2%	13.6%	(12.4%)
Cost: income ratio	61%	62%	62%	82%	69%	62%	60%	81%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 36 to 45 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Corporate and Investment Bank	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
FICC	816	920	902	570	688	736	869	607
Equities	494	517	467	375	471	601	590	362
Markets	1,310	1,437	1,369	945	1,159	1,337	1,459	969
Banking fees	688	698	569	625	519	704	683	605
Corporate lending	195	216	152	243	197	198	240	269
Transaction banking	424	444	415	412	416	385	414	408
Corporate	619	660	567	655	613	583	654	677
Other	-	-	-	(74)	(56)	(44)	3	1
Total income	2,617	2,795	2,505	2,151	2,235	2,580	2,799	2,252
Credit impairment (charges)/releases and other provisions	(31)	(44)	(52)	(35)	3	23	159	(127)
Net operating income	2,586	2,751	2,453	2,116	2,238	2,603	2,958	2,125
Operating costs	(1,712)	(1,860)	(1,619)	(1,835)	(1,712)	(1,773)	(1,773)	(1,885)
UK bank levy	-	-	-	(188)	-	-	-	(244)
Litigation and conduct	(4)	(7)	(19)	(23)	(32)	-	(13)	(255)
Total operating expenses	(1,716)	(1,867)	(1,638)	(2,046)	(1,744)	(1,773)	(1,786)	(2,384)
Other net income	12	3	12	15	4	5	3	7
Profit/(loss) before tax	882	887	827	85	498	835	1,175	(252)
Attributable profit/(loss)1	609	596	582	(84)	431	600	834	(1,227)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	95.8	92.1	90.6	86.4	93.3	87.8	81.3	88.2
Trading portfolio assets	119.3	119.9	117.2	104.0	124.5	116.5	114.9	112.9
Derivative financial instruments assets	286.0	243.7	217.3	222.1	214.8	228.1	214.2	236.1
Financial assets at fair value through the income statement	157.3	154.1	152.9	144.2	147.3	140.7	150.2	103.8
Cash collateral and settlement balances	111.6	100.4	96.9	73.4	93.3	90.6	81.1	71.9
Other assets	171.5	168.1	163.2	160.4	153.8	151.6	159.8	175.8
Total assets	941.5	878.3	838.1	790.5	827.0	815.3	801.5	788.7
Deposits at amortised cost	152.1	145.4	151.4	136.3	137.6	130.3	107.6	128.0
Derivative financial instrument liabilities	283.2	242.9	213.5	219.6	213.7	224.9	210.9	237.7
Risk weighted assets	184.9	175.9	176.6	170.9	175.9	180.4	181.3	176.2

Performance measures
Return on average allocated tangible equity	9.1%	9.2%	9.3%	(1.3%)	6.6%	9.1%	13.0%	(20.2%)
Average allocated tangible equity (£bn)	26.9	25.8	25.1	26.0	25.9	26.4	25.6	24.3
Cost: income ratio	66%	67%	65%	95%	78%	69%	64%	106%

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	886	894	846	108	530	835	1,188	3
Attributable profit/(loss)	614	601	598	(57)	456	600	844	(977)
Return on average allocated tangible equity	9.2%	9.3%	9.5%	(0.9%)	7.0%	9.1%	13.2%	(16.1%)
Cost: income ratio	65%	67%	65%	94%	77%	69%	63%	95%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Refer to pages 36 to 45 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Consumer, Cards and Payments	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,133	1,108	1,065	1,070	1,055	1,127	1,009	1,067
Credit impairment charges and other provisions	(321)	(203)	(193)	(319)	(146)	(91)	(252)	(259)
Net operating income	812	905	872	751	909	1,036	757	808
Operating costs	(570)	(575)	(587)	(606)	(565)	(533)	(527)	(543)
UK bank levy	-	-	-	(22)	-	-	-	(21)
Litigation and conduct	4	(4)	-	(10)	-	(47)	(2)	-
Total operating expenses	(566)	(579)	(587)	(638)	(565)	(580)	(529)	(564)
Other net income	9	10	6	17	8	6	10	14
Profit before tax	255	336	291	130	352	462	238	258
Attributable profit1	190	236	206	63	256	326	173	93

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	42.3	42.7	40.3	40.8	39.1	37.7	36.2	38.6
Total assets	68.1	73.1	80.9	71.6	73.2	71.2	65.1	67.4
Deposits at amortised cost	65.5	66.6	64.1	60.9	62.7	60.7	59.6	59.3
Risk weighted assets	38.2	38.9	39.5	39.8	38.7	37.6	32.9	34.1

Performance measures
Return on average allocated tangible equity	14.2%	17.8%	15.4%	4.8%	19.8%	26.2%	15.6%	8.9%
Average allocated tangible equity (£bn)	5.3	5.3	5.4	5.3	5.2	5.0	4.5	4.2
Cost: income ratio	50%	52%	55%	60%	54%	51%	52%	53%
Loan loss rate (bps)2	283	180	182	290	138	90	263	255

Performance measures excluding litigation and conduct3	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	251	340	291	140	352	509	240	258
Attributable profit	187	239	206	70	257	360	175	93
Return on average allocated tangible equity	14.0%	18.0%	15.4%	5.4%	19.9%	28.9%	15.7%	9.0%
Cost: income ratio	50%	52%	55%	59%	54%	47%	52%	53%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 36 to 45 for further information and calculations of performance measures excluding litigation and conduct.

Head Office
	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(117)	(95)	(111)	(201)	(106)	(156)	(318)	(254)
Net fee, commission and other income	62	(41)	16	190	49	189	80	87
Total income	(55)	(136)	(95)	(11)	(57)	33	(238)	(167)
Credit impairment (charges)/releases and other provisions	(8)	(3)	(12)	7	4	(1)	6	(3)
Net operating (expenses)/income	(63)	(139)	(107)	(4)	(53)	32	(232)	(170)
Operating costs	(59)	(44)	(52)	(69)	(64)	(36)	(59)	(76)
UK bank levy	-	-	-	(13)	-	-	-	(41)
GMP charge	-	-	-	(140)	-	-	-	-
Litigation and conduct	(88)	(1)	(39)	(12)	(19)	(31)	(1,535)	(75)
Total operating expenses	(147)	(45)	(91)	(234)	(83)	(67)	(1,594)	(192)
Other net income/(expenses)	6	15	(22)	7	7	(23)	7	(3)
Loss before tax	(204)	(169)	(220)	(231)	(129)	(58)	(1,819)	(365)
Attributable loss1	(184)	(126)	(172)	(234)	(147)	(120)	(1,699)	(369)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	22.9	22.4	21.4	21.5	18.6	17.2	40.4	39.7
Risk weighted assets	13.4	28.1	27.0	26.0	26.8	26.3	31.2	31.8
Period end allocated tangible equity	5.5	7.0	4.5	4.9	4.2	3.6	3.0	10.0

Performance measures
Average allocated tangible equity (£bn)	5.8	4.8	4.3	2.9	3.4	2.0	4.3	10.0

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(116)	(168)	(181)	(219)	(110)	(27)	(284)	(290)
Attributable loss	(118)	(124)	(144)	(218)	(136)	(96)	(192)	(305)

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Refer to pages 36 to 45 for further information and calculations of performance measures excluding litigation and conduct.

Performance Management

Margins and balances
	Nine months ended 30.09.19			Nine months ended 30.09.181
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	4,410	189,994	3.10	4,515	186,474	3.24
Barclays International2	2,985	99,862	4.00	2,972	95,693	4.15
Total Barclays UK and Barclays International	7,395	289,856	3.41	7,487	282,167	3.55
Other3	(332)			(723)
Total Group4	7,063			6,764

1
The Group’s treasury results are reported directly within Barclays UK and Barclays International from Q218 following ring-fencing, resulting in gains and losses made on certain activities being recognised as Other income, rather than in Net interest income.

2	Barclays International margins include interest earning lending balances within the investment banking business.
3	Other includes Head Office and non-lending related investment banking businesses not included in Barclays International margins.
4
The Group’s combined product and equity structural hedge notional as at 30 September 2019 was £173bn, with an average duration of 2.5 to 3 years. Group net interest income includes gross structural hedge contributions of £1.4bn (Q318 YTD: £1.3bn) and net structural hedge contributions of £0.4bn (Q318 YTD: £0.6bn). Gross structural  hedge   contributions represent the absolute level of interest earned from the fixed receipts on the basket of swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 30.09.19	£m	£m	%
Barclays UK	1,503	192,262	3.10
Barclays International1	1,038	100,589	4.10
Total Barclays UK and Barclays International	2,541	292,851	3.44

Three months ended 30.06.19
Barclays UK	1,438	189,172	3.05
Barclays International1	980	100,645	3.91
Total Barclays UK and Barclays International	2,418	289,817	3.35

Three months ended 31.03.19
Barclays UK	1,469	187,570	3.18
Barclays International1	967	98,313	3.99
Total Barclays UK and Barclays International	2,436	285,883	3.46

Three months ended 31.12.18
Barclays UK	1,513	187,813	3.20
Barclays International1	994	99,137	3.98
Total Barclays UK and Barclays International	2,507	286,950	3.47

Three months ended 30.09.18
Barclays UK	1,529	188,239	3.22
Barclays International1	945	96,785	3.87
Total Barclays UK and Barclays International	2,474	285,024	3.44

  1    Barclays International margins include interest earning lending balances within the investment banking business.

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 30 September 2019. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 30 September 2019. Barclays does not hold any material purchased or originated credit impaired assets as at period-end.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.19	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	142,242	22,362	2,660	167,264	189	1,296	1,118	2,603	164,661
Barclays International	28,865	4,223	1,969	35,057	360	864	1,420	2,644	32,413
Head Office	5,134	532	874	6,540	7	41	314	362	6,178
Total Barclays Group retail	176,241	27,117	5,503	208,861	556	2,201	2,852	5,609	203,252
Barclays UK	28,667	3,484	1,201	33,352	13	45	114	172	33,180
Barclays International	94,613	10,205	1,691	106,509	137	268	439	844	105,665
Head Office	3,025	-	40	3,065	-	-	38	38	3,027
Total Barclays Group wholesale	126,305	13,689	2,932	142,926	150	313	591	1,054	141,872
Total loans and advances at amortised cost	302,546	40,806	8,435	351,787	706	2,514	3,443	6,663	345,124
Off-balance sheet loan commitments and financial guarantee contracts1	335,072	19,774	734	355,580	102	171	50	323	355,257
Total2	637,618	60,580	9,169	707,367	808	2,685	3,493	6,986	700,381

	As at 30.09.19				Period ended 30.09.19
	Coverage ratio				Loan impairment charge and loan loss rate3
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	5.8	42.0	1.6		489		39
Barclays International	1.2	20.5	72.1	7.5		704		268
Head Office	0.1	7.7	35.9	5.5		23		47
Total Barclays Group retail	0.3	8.1	51.8	2.7		1,216		78
Barclays UK	-	1.3	9.5	0.5		27		11
Barclays International	0.1	2.6	26.0	0.8		84		11
Head Office	-	-	95.0	1.2		-		-
Total Barclays Group wholesale	0.1	2.3	20.2	0.7		111		10
Total loans and advances at amortised cost	0.2	6.2	40.8	1.9		1,327		50
Off-balance sheet loan commitments and financial guarantee contracts1	-	0.9	6.8	0.1		57
Other financial assets subject to impairment2						5
Total	0.1	4.4	38.1	1.0		1,389

1	Excludes loan commitments and financial guarantees of £14.6bn carried at fair value.
2
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £192.1bn and impairment allowance of £21m. This comprises £12m Expected Credit Loss (ECL) on £192.1bn stage 1 assets, £0.2m on £18m stage 2 fair value through other comprehensive income, cash collateral and settlement assets and £9m on £9m stage 3 other assets.

3
Q319 loan impairment charge represents nine months of impairment charge, annualised to calculate the loan loss rate. The loan loss rate for Q319 is 53bps after applying the total impairment charge of £1,389m.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.18	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	134,911	25,279	3,040	163,230	183	1,389	1,152	2,724	160,506
Barclays International	26,714	4,634	1,830	33,178	352	965	1,315	2,632	30,546
Head Office	6,510	636	938	8,084	9	47	306	362	7,722
Total Barclays Group retail	168,135	30,549	5,808	204,492	544	2,401	2,773	5,718	198,774
Barclays UK	22,824	4,144	1,272	28,240	16	70	117	203	28,037
Barclays International	87,344	8,754	1,382	97,480	128	244	439	811	96,669
Head Office	2,923	-	41	2,964	-	-	38	38	2,926
Total Barclays Group wholesale	113,091	12,898	2,695	128,684	144	314	594	1,052	127,632
Total loans and advances at amortised cost	281,226	43,447	8,503	333,176	688	2,715	3,367	6,770	326,406
Off-balance sheet loan commitments and financial guarantee contracts1	309,989	22,126	684	332,799	99	150	22	271	332,528
Total2	591,215	65,573	9,187	665,975	787	2,865	3,389	7,041	658,934

	As at 31.12.18				Year ended 31.12.18
	Coverage ratio				Loan impairment charge and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m			bps
Barclays UK	0.1	5.5	37.9	1.7		830		51
Barclays International	1.3	20.8	71.9	7.9		844		254
Head Office	0.1	7.4	32.6	4.5		15		19
Total Barclays Group retail	0.3	7.9	47.7	2.8		1,689		83
Barclays UK	0.1	1.7	9.2	0.7		74		26
Barclays International	0.1	2.8	31.8	0.8		(142)		-
Head Office	-	-	92.7	1.3		(31)		-
Total Barclays Group wholesale	0.1	2.4	22.0	0.8		(99)		-
Total loans and advances at amortised cost	0.2	6.2	39.6	2.0		1,590		48
Off-balance sheet loan commitments and financial guarantee contracts1	-	0.7	3.2	0.1		(125)
Other financial assets subject to impairment2						3
Total	0.1	4.4	36.9	1.1		1,468

1	Excludes loan commitments and financial guarantees of £11.7bn carried at fair value.
2
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £129.9bn and impairment allowance of £12m. This comprises £10m ECL on £129.3bn stage 1 assets and £2m on £0.6bn stage 2 fair value through other comprehensive income assets.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.09.19	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	135,373	13,687	1,695	733	16,115	2,272	153,760
Credit cards, unsecured loans and other retail lending	48,442	9,937	502	514	10,953	3,574	62,969
Corporate loans	118,731	12,103	435	1,200	13,738	2,589	135,058
Total	302,546	35,727	2,632	2,447	40,806	8,435	351,787

Impairment allowance
Home loans	28	50	15	14	79	351	458
Credit cards, unsecured loans and other retail lending	550	1,692	158	255	2,105	2,551	5,206
Corporate loans	128	310	14	6	330	541	999
Total	706	2,052	187	275	2,514	3,443	6,663

Net exposure
Home loans	135,345	13,637	1,680	719	16,036	1,921	153,302
Credit cards, unsecured loans and other retail lending	47,892	8,245	344	259	8,848	1,023	57,763
Corporate loans	118,603	11,793	421	1,194	13,408	2,048	134,059
Total	301,840	33,675	2,445	2,172	38,292	4,992	345,124

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.4	0.9	1.9	0.5	15.4	0.3
Credit cards, unsecured loans and other retail lending	1.1	17.0	31.5	49.6	19.2	71.4	8.3
Corporate loans	0.1	2.6	3.2	0.5	2.4	20.9	0.7
Total	0.2	5.7	7.1	11.2	6.2	40.8	1.9

As at 31.12.18
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	130,066	15,672	1,672	862	18,206	2,476	150,748
Credit cards, unsecured loans and other retail lending	45,785	11,262	530	437	12,229	3,760	61,774
Corporate loans	105,375	12,177	360	475	13,012	2,267	120,654
Total	281,226	39,111	2,562	1,774	43,447	8,503	333,176

Impairment allowance
Home loans	31	56	13	13	82	351	464
Credit cards, unsecured loans and other retail lending	528	1,895	169	240	2,304	2,511	5,343
Corporate loans	129	300	16	13	329	505	963
Total	688	2,251	198	266	2,715	3,367	6,770

Net exposure
Home loans	130,035	15,616	1,659	849	18,124	2,125	150,284
Credit cards, unsecured loans and other retail lending	45,257	9,367	361	197	9,925	1,249	56,431
Corporate loans	105,246	11,877	344	462	12,683	1,762	119,691
Total	280,538	36,860	2,364	1,508	40,732	5,136	326,406

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.4	0.8	1.5	0.5	14.2	0.3
Credit cards, unsecured loans and other retail lending	1.2	16.8	31.9	54.9	18.8	66.8	8.6
Corporate loans	0.1	2.5	4.4	2.7	2.5	22.3	0.8
Total	0.2	5.8	7.7	15.0	6.2	39.6	2.0

Treasury and Capital Risk

Capital

The Group’s CET1 overall capital requirement is 12.0% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 3.0% Pillar 2A requirement applicable from 24 October 2019 and a 0.5% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group have exposures. On 28 November 2018, the Financial Policy Committee set the CCyB rate for UK exposures at 1%. The buffer rates set by other national authorities for our non-UK exposures are not currently material. Overall, this results in a 0.5% CCyB for the Group for Q319.

The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement applicable from 24 October 2019 has been revised to 5.3% (September 2019: 4.7%), of which at least 56.25% needs to be met with CET1 capital, equating to approximately 3.0% of RWAs (September 2019: 2.6%). The increase follows the removal of the operational risk RWA floor from Pillar 1, and also reflects the new requirement that is calibrated at least annually. Certain elements of the Pillar 2A requirement are a fixed quantum whilst others are a proportion of RWAs and are based on a point in time assessment.

On 27 June 2019, as part of the EU Risk Reduction Measure package, CRR II entered into force amending CRR.  As an amending regulation, the existing provisions of CRR apply unless they are amended by CRR II. The amendments largely take effect and are phased in from 28 June 2021 with a number of exceptions which were implemented with immediate effect.

These exceptions primarily relate to MREL. Amendments within this section include changes to qualifying criteria for CET1, AT1 and Tier 2 instruments, the inclusion of additional holdings eligible for deduction, an amendment to the treatment of deferred tax assets and the introduction of requirements for MREL. Grandfathering and transitional provisions relating to MREL have also been introduced.

Certain aspects of CRR II are dependent on final technical standards to be issued by the European Banking Authority (EBA) and adopted by the European Commission as well as UK implementation of the rules. The disclosures in the following section reflect Barclays’ interpretation of the current rules and guidance.

Capital ratios1,2,3	As at	As at	As at
	30.09.19	30.06.19	31.12.18
CET1	13.4%	13.4%	13.2%
Tier 1 (T1)	17.0%	17.4%	17.0%
Total regulatory capital	21.1%	21.4%	20.7%

Capital resources	£bn	£bn	£bn
Total equity excluding non-controlling interests per the balance sheet	66.2	67.6	62.6
Less: other equity instruments (recognised as AT1 capital)	(10.9)	(12.1)	(9.6)
Adjustment to retained earnings for foreseeable dividends	(0.7)	(0.8)	(0.7)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1.9)	(1.8)	(1.7)
Goodwill and intangible assets	(8.1)	(8.0)	(8.0)
Deferred tax assets that rely on future profitability excluding temporary differences	(0.3)	(0.4)	(0.5)
Fair value reserves related to gains or losses on cash flow hedges	(1.5)	(1.2)	(0.7)
Gains or losses on liabilities at fair value resulting from own credit	-	(0.1)	(0.1)
Defined benefit pension fund assets	(2.0)	(1.4)	(1.3)
Direct and indirect holdings by an institution of own CET1 instruments	(0.1)	(0.1)	(0.1)
Adjustment under IFRS 9 transitional arrangements	1.1	1.2	1.3
Other regulatory adjustments	(0.1)	-	-
CET1 capital	41.9	42.9	41.1

AT1 capital
Capital instruments and related share premium accounts	10.9	12.1	9.6
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.8	0.7	2.4
Other regulatory adjustments and deductions	(0.1)	(0.1)	(0.1)
AT1 capital	11.5	12.7	11.9

T1 capital	53.4	55.6	53.0

T2 capital
Capital instruments and related share premium accounts	8.3	8.0	6.6
Qualifying T2 capital (including minority interests) issued by subsidiaries	4.7	5.0	5.3
Other regulatory adjustments and deductions	(0.3)	(0.3)	(0.3)
Total regulatory capital	66.1	68.3	64.6

Total RWAs	313.3	319.1	311.9

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.0%, with £40.7bn of CET1 capital and £313.1bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

3
The Group’s CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC T2 Contingent Capital Notes, was 13.4%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Movement in CET1 capital	Three months	Nine months
	ended	ended
	30.09.19	30.09.19
	£bn	£bn
Opening CET1 capital	42.9	41.1

Profit for the period attributable to equity holders	-	2.4
Dividends paid and foreseen	(0.6)	(1.8)
(Decrease)/increase in retained regulatory capital generated from earnings	(0.7)	0.6

Net impact of share schemes	0.1	0.2
Fair value through other comprehensive income reserve	(0.2)	0.3
Currency translation reserve	0.5	0.7
Other reserves	(0.4)	(0.4)
Increase in other qualifying reserves	-	0.7

Pension remeasurements within reserves	0.4	0.3
Defined benefit pension fund asset deduction	(0.6)	(0.7)
Net impact of pensions	(0.2)	(0.4)

Additional value adjustments (PVA)	(0.1)	(0.1)
Goodwill and intangible assets	(0.1)	(0.1)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	0.1	0.2
Adjustment under IFRS 9 transitional arrangements	(0.1)	(0.2)
Decrease in regulatory capital due to adjustments and deductions	(0.2)	(0.2)

Closing CET1 capital	41.9	41.9

Risk weighted assets by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 30.09.19	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	4.1	60.4	0.3	-	-	-	0.2	-	11.8	76.8
Corporate and Investment Bank	27.4	69.3	12.9	17.4	0.1	4.0	15.6	16.6	21.6	184.9
Consumer, Cards and Payments	28.3	2.4	0.1	-	-	-	-	0.1	7.3	38.2
Barclays International	55.7	71.7	13.0	17.4	0.1	4.0	15.6	16.7	28.9	223.1
Head Office	5.3	6.3	-	-	-	-	-	-	1.8	13.4
Barclays Group	65.1	138.4	13.3	17.4	0.1	4.0	15.8	16.7	42.5	313.3

As at 30.06.19
Barclays UK	3.8	60.2	0.3	-	-	-	0.1	-	11.8	76.2
Corporate and Investment Bank	24.6	68.2	12.4	16.4	0.2	3.4	15.4	13.7	21.6	175.9
Consumer, Cards and Payments	29.3	2.1	0.1	-	-	-	-	0.1	7.3	38.9
Barclays International	53.9	70.3	12.5	16.4	0.2	3.4	15.4	13.8	28.9	214.8
Head Office	5.7	6.4	-	-	-	-	-	-	16.0	28.1
Barclays Group	63.4	136.9	12.8	16.4	0.2	3.4	15.5	13.8	56.7	319.1

As at 31.12.18
Barclays UK	3.3	59.7	0.2	-	-	0.1	0.1	-	11.8	75.2
Corporate and Investment Bank	26.1	64.8	9.8	14.9	0.2	3.3	13.9	16.2	21.7	170.9
Consumer, Cards and Payments	29.5	2.2	0.1	0.1	-	-	-	0.6	7.3	39.8
Barclays International	55.6	67.0	9.9	15.0	0.2	3.3	13.9	16.8	29.0	210.7
Head Office	4.3	5.8	-	-	-	-	-	-	15.9	26.0
Barclays Group	63.2	132.5	10.1	15.0	0.2	3.4	14.0	16.8	56.7	311.9

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£bn	£bn	£bn	£bn	£bn
Opening RWAs (as at 31.12.18)	195.6	28.8	30.8	56.7	311.9
Book size	4.2	6.1	(0.3)	-	10.0
Acquisitions and disposals	(0.2)	-	-	-	(0.2)
Book quality	(1.2)	(0.2)	-	-	(1.4)
Model updates	0.8	0.5	-	-	1.3
Methodology and policy	2.1	(0.4)	2.0	(14.2)	(10.5)
Foreign exchange movements1	2.2	-	-	-	2.2
Closing RWAs (as at 30.09.19)	203.5	34.8	32.5	42.5	313.3

1	Foreign exchange movements does not include foreign exchange for counterparty credit risk or market risk.

RWAs increased £1.4bn to £313.3bn:

●	‘Book size’ increased RWAs by £10.0bn primarily driven by increased CIB activity
●	‘Book quality’ decreased RWAs by £1.4bn primarily due to changes in risk profile within Barclays International
●	‘Model updates’ increased £1.3bn primarily due to the recalibration of modelled wholesale RWAs
●	‘Methodology and policy’ decreased RWAs by £10.5bn primarily due to removal of the operational risk floor
●	‘Foreign exchange movements’ increased RWAs by £2.2bn primarily due to the appreciation of period end USD against GBP.

Leverage ratio and exposures

The Group is subject to a leverage ratio requirement of 4.0% as at 30 September 2019. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.2%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.1bn and against the 0.2%, CCLB was £2.3bn.

The Group is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. The Group is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures.

Leverage ratios1,2	As at 30.09.19	As at 30.06.19	As at 31.12.18
	£bn	£bn	£bn
Average UK leverage ratio	4.6%	4.7%	4.5%
Average T1 capital3	53.8	53.8	50.5
Average UK leverage exposure	1,171	1,135	1,110

UK leverage ratio	4.8%	5.1%	5.1%

CET1 capital	41.9	42.9	41.1
AT1 capital	10.7	12.0	9.5
T1 capital3	52.6	54.9	50.6

UK leverage exposure	1,100	1,079	999

UK leverage exposure
Accounting assets
Derivative financial instruments	286	244	223
Derivative cash collateral	69	59	48
Securities financing transactions (SFTs)4	142	144	130
Loans and advances and other assets4	793	786	732
Total IFRS assets	1,290	1,233	1,133

Regulatory consolidation adjustments	1	(1)	(2)

Derivatives adjustments
Derivatives netting	(263)	(223)	(202)
Adjustments to cash collateral	(61)	(51)	(42)
Net written credit protection	16	15	19
Potential future exposure (PFE) on derivatives	134	127	123
Total derivatives adjustments	(174)	(132)	(102)

SFTs adjustments	18	17	17

Regulatory deductions and other adjustments	(13)	(12)	(11)

Weighted off-balance sheet commitments	114	110	108

Qualifying central bank claims	(136)	(136)	(144)

UK leverage exposure2	1,100	1,079	999

1
Fully loaded average UK leverage ratio was 4.5%, with £1,170bn of leverage exposure. Fully loaded UK leverage ratio was 4.7%, with £51.5bn of T1 capital and £1,099bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the  reporting date.

2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.
3	T1 capital is calculated in line with the PRA Handbook.
4	Comparative numbers have been revised to reflect the allocation of margin lending from Loans and advances and other assets to SFTs.

The average UK leverage ratio increased to 4.6% (December 2018: 4.5%). T1 capital increased £3.3bn to £53.8bn, which included the accretion of CET1 capital and a net increase in AT1 capital, partially offset by an increase in exposure of £61bn to £1,171bn primarily driven by SFTs trading activity.

The UK leverage ratio decreased to 4.8% (December 2018: 5.1%). T1 capital increased £2.0bn to £52.6bn, which included the accretion of CET1 capital and a net increase in AT1 capital. The UK leverage exposure increased £101bn to £1,100bn primarily driven Loans and advances and other assets and SFTs.

The Group also discloses a CRR leverage ratio1 within its additional regulatory disclosures prepared in accordance with EBA guidelines on disclosure under Part Eight of the CRR (see Barclays PLC Pillar 3 Report Q3 2019, due to be published on 25 October 2019 and which is available at home.barclays/investor-relations/reports-and-events/latest-financial-results).

1	CRR leverage ratio as amended by CRR II applicable as at the reporting date.

Minimum requirement for own funds and eligible liabilities

The CRR II requirements relating to own funds and eligible liabilities came into effect from 27 June 2019. Eligible liabilities have been calculated reflecting our interpretation of the current rules and guidance. Certain aspects of CRR II are dependent on final technical standards to be issued by the EBA and adopted by the European Commission as well as UK implementation of the rules.

The Group is required to meet the higher of: (i) the MREL set by the Bank of England; or (ii) the requirements in CRR II, both of which have RWA and leverage based requirements. MREL is subject to phased implementation and will be fully implemented by 1 January 2022, at which time the Group’s indicative MREL is expected to be two times the sum of its Pillar 1 and Pillar 2A requirements, as set by the Bank of England. In addition, CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and eligible liabilities. The Bank of England will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation, which may drive a different 1 January 2022 MREL than currently proposed.

Following the revision of the Pillar 2A requirement, the Group’s indicative MREL is currently expected to be 31.2% of RWAs from 1 January 2022 comprising:
●	Loss absorption and recapitalisation amounts consisting of two times the 8% Pillar 1 and 5.3% Pillar 2A requirement
●	Capital buffers including a 1.5% G-SII buffer, 2.5% CCB and 0.5% CCyB

Own funds and eligible liabilities ratios1	As at 30.09.19	As at 30.06.19	As at 31.12.183
CET1 capital	13.4%	13.4%	13.2%
AT1 capital instruments and related share premium accounts2	3.4%	3.8%	3.1%
T2 capital instruments and related share premium accounts2	2.6%	2.4%	2.1%
Eligible liabilities	11.0%	10.6%	9.7%
Total Barclays PLC (the Parent company) own funds and eligible liabilities	30.4%	30.2%	28.1%
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.2%	0.2%	0.7%
Qualifying T2 capital (including minority interests) issued by subsidiaries	1.5%	1.6%	1.6%
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	32.1%	32.0%	30.5%

Own funds and eligible liabilities1	£bn	£bn	£bn3
CET1 capital	41.9	42.9	41.1
AT1 capital instruments and related share premium accounts2	10.7	12.0	9.6
T2 capital instruments and related share premium accounts2	8.1	7.8	6.6
Eligible liabilities	34.5	33.7	30.4
Total Barclays PLC (the Parent company) own funds and eligible liabilities	95.2	96.4	87.7
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.8	0.7	2.3
Qualifying T2 capital (including minority interests) issued by subsidiaries	4.7	5.0	5.1
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	100.6	102.0	95.1

Total RWAs1	313.3	319.1	311.9

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
Includes other AT1 capital regulatory adjustments and deductions of £0.1bn (included in AT1 issued by subsidiaries in December 2018: £0.1bn), and other T2 credit risk adjustments and deductions of £0.2bn (included in T2 issued by subsidiaries in December 2018: £0.3bn).

3	The comparatives are based on the Bank of England's statement of policy on MREL.

Condensed Consolidated Financial Statements

Condensed consolidated income statement
	Nine months ended	Nine months ended
	30.09.19	30.09.18
	£m	£m
Total income	16,331	16,063
Credit impairment charges and other provisions	(1,389)	(825)
Net operating income	14,942	15,238
Operating expenses excluding litigation and conduct	(10,051)	(10,003)
Litigation and conduct	(1,682)	(2,147)
Operating expenses	(11,733)	(12,150)
Other net income	51	32
Profit before tax	3,260	3,120
Tax charge1	(814)	(836)
Profit after tax	2,446	2,284

Attributable to:
Equity holders of the parent1	1,780	1,611
Other equity instrument holders	628	522
Total equity holders of the parent	2,408	2,133
Non-controlling interests	38	151
Profit after tax	2,446	2,284

Earnings per share	p	p
Basic earnings per ordinary share	10.4	9.4

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, reducing the tax charge for Q318 YTD by £141m. This change does not impact EPS or return on average  tangible shareholders’ equity.

Condensed consolidated balance sheet
	As at	As at
	30.09.191	31.12.18
Assets	£m	£m
Cash and balances at central banks	156,668	177,069
Cash collateral and settlement balances	116,699	77,222
Loans and advances at amortised cost	345,124	326,406
Reverse repurchase agreements and other similar secured lending	2,653	2,308
Trading portfolio assets	120,491	104,187
Financial assets at fair value through the income statement	162,882	149,648
Derivative financial instruments	286,403	222,538
Financial assets at fair value through other comprehensive income	74,844	52,816
Investments in associates and joint ventures	761	762
Goodwill and intangible assets	8,068	7,973
Current tax assets	603	798
Deferred tax assets	2,879	3,828
Other assets	12,276	7,728
Total assets	1,290,351	1,133,283

Liabilities
Deposits at amortised cost	420,638	394,838
Cash collateral and settlement balances	103,980	67,522
Repurchase agreements and other similar secured borrowing	18,460	18,578
Debt securities in issue	86,588	82,286
Subordinated liabilities	19,435	20,559
Trading portfolio liabilities	43,048	37,882
Financial liabilities designated at fair value	233,734	216,834
Derivative financial instruments	283,529	219,643
Current tax liabilities	722	628
Deferred tax liabilities	-	51
Other liabilities	12,799	10,683
Total liabilities	1,222,933	1,069,504

Equity
Called up share capital and share premium	4,527	4,311
Other reserves	6,943	5,153
Retained earnings	43,867	43,460
Shareholders' equity attributable to ordinary shareholders of the parent	55,337	52,924
Other equity instruments	10,860	9,632
Total equity excluding non-controlling interests	66,197	62,556
Non-controlling interests	1,221	1,223
Total equity	67,418	63,779

Total liabilities and equity	1,290,351	1,133,283

1
  Barclays adopted the accounting standard IFRS 16 on 1 January 2019. The impact on adoption was an increase in property, plant and equipment of £1.6bn, an increase in other liabilities of £1.6bn, with no material impact on retained earnings.

Condensed consolidated statement of changes in equity
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Nine months ended 30.09.19	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2019	4,311	9,632	5,153	43,460	62,556	1,223	63,779
Profit after tax	-	628	-	1,780	2,408	38	2,446
Other comprehensive profit after tax for the period	-	-	1,793	283	2,076	-	2,076
Total comprehensive income for the period	-	628	1,793	2,063	4,484	38	4,522
Issue of new ordinary shares	181	-	-	-	181	-	181
Issue of shares under employee share schemes	35	-	-	359	394	-	394
Issue and exchange of other equity instruments	-	1,238	-	(406)	832	-	832
Other equity instruments coupons paid1	-	(628)	-	-	(628)	-	(628)
Vesting of shares under employee share schemes	-	-	(3)	(389)	(392)	-	(392)
Dividends paid	-	-	-	(1,201)	(1,201)	(38)	(1,239)
Other movements	-	(10)	-	(19)	(29)	(2)	(31)
Balance as at 30 September 2019	4,527	10,860	6,943	43,867	66,197	1,221	67,418

Three months ended 30.09.19
Balance as at 1 July 2019	4,494	12,123	6,403	44,556	67,576	1,221	68,797
Profit after tax	-	265	-	(292)	(27)	4	(23)
Other comprehensive profit after tax for the period	-	-	539	423	962	-	962
Total comprehensive income for the period	-	265	539	131	935	4	939
Issue of new ordinary shares	22	-	-	-	22	-	22
Issue of shares under employee share schemes	11	-	-	118	129	-	129
Issue and exchange of other equity instruments	-	(1,266)	-	(406)	(1,672)	-	(1,672)
Other equity instruments coupons paid1	-	(265)	-	-	(265)	-	(265)
Vesting of shares under employee share schemes	-	-	1	(5)	(4)	-	(4)
Dividends paid	-	-	-	(517)	(517)	(4)	(521)
Other movements	-	3	-	(10)	(7)	-	(7)
Balance as at 30 September 2019	4,527	10,860	6,943	43,867	66,197	1,221	67,418

	As at	As at
	30.09.19	31.12.18
Other reserves	£m	£m
Currency translation reserve	4,605	3,888
Fair value through other comprehensive income reserve	8	(258)
Cash flow hedging reserve	1,516	660
Own credit reserve	(167)	(121)
Other reserves and treasury shares	981	984
Total	6,943	5,153

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. This change does not impact EPS or return on average tangible shareholders’ equity.

Barclays PLC Parent Company

Summary balance sheet

	As at	As at
	30.09.19	31.12.18
Assets	£m	£m
Investment in subsidiaries	59,689	57,374
Loans and advances to subsidiaries	30,758	29,374
Financial assets at fair value through the income statement	11,207	6,945
Derivative financial instruments	98	168
Other assets	68	115
Total assets	101,820	93,976

Liabilities
Deposits at amortised cost	537	576
Debt securities in issue	33,090	32,373
Subordinated liabilities	8,191	6,775
Financial liabilities designated at fair value	3,650	-
Other liabilities	121	72
Total liabilities	45,589	39,796

Equity
Called up share capital	4,317	4,283
Share premium account	210	28
Other equity instruments	10,865	9,633
Other reserves	394	394
Retained earnings	40,445	39,842
Total equity	56,231	54,180

Total liabilities and equity	101,820	93,976

Investment in subsidiaries

The investment in subsidiaries of £59,689m (December 2018: £57,374m) predominantly relates to investments in Barclays Bank PLC and Barclays Bank UK PLC, as well as holdings of their AT1 securities of £10,986m (December 2018: £9,666m). The increase during the period was driven by capital contributions into Barclays Bank PLC of £995m and additional AT1 holdings of $2,000m, £1,000m and £1,000m, partially offset by the redemption of AT1 holdings with principal amounts totalling $1,211m, €1,077m and £698m.

Financial assets and liabilities designated at fair value

Financial liabilities designated at fair value of £3,650m (December 2018: £nil) comprises issuances during the period totalling $2,750m Fixed-to-Floating Rate Senior Notes, £600m Fixed Rate Senior Notes, AUD940m Fixed and Floating Rate Senior Notes and ¥20,000m Fixed-to-Floating Rate Bonds. The proceeds raised through these transactions were used to invest in subsidiaries of Barclays PLC and are included within the financial assets designated at fair value through the income statement balance of £11,207m (December 2018: £6,945m).

Subordinated liabilities

During the period, Barclays PLC issued $1,500m of Fixed-to-Floating Rate Subordinated Notes, which are included within the subordinated liabilities balance of £8,191m (December 2018: £6,775m).

Other equity instruments

Other equity instruments comprises AT1 securities issued by Barclays PLC. There have been three issuances during the period, with principal amounts totalling $2,000m, £1,000m and £1,000m, whilst there were redemptions in Q319 with principal amounts totalling $1,211m, €1,077m and £698m.

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. Barclays PLC may invest capital and funding into Barclays Bank PLC, Barclays Bank UK PLC and other Group subsidiaries such as the Group Service Company and the US Intermediate Holding Company (IHC).

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.0% (2018: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity
Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 37.

Return on average allocated tangible equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 37.

Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 22.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 21.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 45.

Performance measures excluding litigation and conduct	Calculated by excluding litigation and conduct charges from performance measures. The components of the calculations have been included on pages 38 to 45.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.0% (2018: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	(Loss)/profit attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Nine months ended 30.09.19	£m	£bn	%
Barclays UK	(157)	10.4	(2.0)
Corporate and Investment Bank	1,787	25.9	9.2
Consumer, Cards and Payments	632	5.3	15.8
Barclays International	2,419	31.2	10.3
Head Office	(482)	5.0	n/m
Barclays Group	1,780	46.6	5.1

Nine months ended 30.09.18
Barclays UK	957	10.0	12.7
Corporate and Investment Bank	1,865	26.0	9.6
Consumer, Cards and Payments	755	4.9	20.7
Barclays International	2,620	30.9	11.3
Head Office	(1,966)	3.2	n/m
Barclays Group	1,611	44.1	4.9

Performance measures excluding litigation and conduct

	Nine months ended 30.09.19
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Cost: income ratio	£m	£m	£m	£m	£m	£m
Total operating expenses	(4,497)	(5,221)	(1,732)	(6,953)	(283)	(11,733)
Impact of litigation and conduct	1,524	30	-	30	128	1,682
Operating expenses	(2,973)	(5,191)	(1,732)	(6,923)	(155)	(10,051)

Total income	5,394	7,917	3,306	11,223	(286)	16,331

Cost: income ratio excluding litigation and conduct	55%	66%	52%	62%	n/m	62%

Profit before tax
Profit/(loss) before tax	375	2,596	882	3,478	(593)	3,260
Impact of litigation and conduct	1,524	30	-	30	128	1,682
Profit/(loss) before tax excluding litigation and conduct	1,899	2,626	882	3,508	(465)	4,942

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(157)	1,787	632	2,419	(482)	1,780
Post-tax impact of litigation and conduct	1,489	26	-	26	96	1,611
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,332	1,813	632	2,445	(386)	3,391

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.9	25.9	6.4	32.3	8.4	54.6
Average goodwill and intangibles	(3.5)	-	(1.1)	(1.1)	(3.4)	(8.0)
Average tangible shareholders' equity	10.4	25.9	5.3	31.2	5.0	46.6

Return on average tangible shareholders' equity excluding litigation and conduct	17.2%	9.3%	15.8%	10.4%	n/m	9.7%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,192

Basic earnings per ordinary share excluding litigation and conduct						19.7p

	Nine months ended 30.09.18
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Cost: income ratio	£m	£m	£m	£m	£m	£m
Total operating expenses	(3,429)	(5,303)	(1,674)	(6,977)	(1,744)	(12,150)
Impact of litigation and conduct	468	45	49	94	1,585	2,147
Operating expenses	(2,961)	(5,258)	(1,625)	(6,883)	(159)	(10,003)

Total income	5,520	7,614	3,191	10,805	(262)	16,063

Cost: income ratio excluding litigation and conduct	54%	69%	51%	64%	n/m	62%

Profit before tax
Profit/(loss) before tax	1,566	2,508	1,052	3,560	(2,006)	3,120
Impact of litigation and conduct	468	45	49	94	1,585	2,147
Profit/(loss) before tax excluding litigation and conduct	2,034	2,553	1,101	3,654	(421)	5,267

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	957	1,865	755	2,620	(1,966)	1,611
Post-tax impact of litigation and conduct	460	36	36	72	1,542	2,074
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,417	1,901	791	2,692	(424)	3,685

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.5	26.3	5.9	32.2	6.2	51.9
Average goodwill and intangibles	(3.5)	(0.3)	(1.1)	(1.4)	(2.9)	(7.8)
Average tangible shareholders' equity	10.0	26.0	4.9	30.9	3.2	44.1

Return on average tangible shareholders' equity excluding litigation and conduct	18.9%	9.7%	21.7%	11.6%	n/m	11.1%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,074

Basic earnings per ordinary share excluding litigation and conduct						21.6p

Barclays Group
	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(4,861)	(3,554)	(3,318)	(4,093)	(3,434)	(3,391)	(5,325)	(4,369)
Impact of litigation and conduct	1,568	53	61	60	105	81	1,961	383
Operating expenses	(3,293)	(3,501)	(3,257)	(4,033)	(3,329)	(3,310)	(3,364)	(3,986)

Total income	5,541	5,538	5,252	5,073	5,129	5,576	5,358	5,022

Cost: income ratio excluding litigation and conduct	59%	63%	62%	79%	65%	59%	63%	79%

Profit before tax
Profit/(loss) before tax	246	1,531	1,483	374	1,461	1,895	(236)	93
Impact of litigation and conduct	1,568	53	61	60	105	81	1,961	383
Profit before tax excluding litigation and conduct	1,814	1,584	1,544	434	1,566	1,976	1,725	476

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(292)	1,034	1,038	(14)	1,050	1,279	(718)	(1,245)
Post-tax impact of litigation and conduct	1,525	40	46	62	85	59	1,930	351
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,233	1,074	1,084	48	1,135	1,338	1,212	(894)

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	56.4	54.0	53.2	52.2	52.5	51.3	52.0	55.9
Average goodwill and intangibles	(8.0)	(7.8)	(8.0)	(7.9)	(7.9)	(7.8)	(7.8)	(7.8)
Average tangible shareholders' equity	48.4	46.2	45.2	44.3	44.6	43.5	44.2	48.1

Return on average tangible shareholders' equity excluding litigation and conduct	10.2%	9.3%	9.6%	0.4%	10.2%	12.3%	11.0%	(7.4%)

Basic earnings per ordinary share
Basic weighted average number of shares (m)	17,192	17,178	17,111	17,075	17,074	17,067	17,037	16,996

Basic earnings/(loss) per ordinary share excluding litigation and conduct	7.2p	6.3p	6.3p	0.3p	6.6p	7.8p	7.1p	(5.3p)

Barclays UK
	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(2,432)	(1,063)	(1,002)	(1,175)	(1,042)	(971)	(1,416)	(1,229)
Impact of litigation and conduct	1,480	41	3	15	54	3	411	53
Operating expenses	(952)	(1,022)	(999)	(1,160)	(988)	(968)	(1,005)	(1,176)

Total income	1,846	1,771	1,777	1,863	1,896	1,836	1,788	1,870

Cost: income ratio excluding litigation and conduct	52%	58%	56%	62%	52%	53%	56%	63%

Profit before tax
(Loss)/profit before tax	(687)	477	585	390	740	656	170	452
Impact of litigation and conduct	1,480	41	3	15	54	3	411	53
Profit before tax excluding litigation and conduct	793	518	588	405	794	659	581	505

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(907)	328	422	241	510	473	(26)	258
Post-tax impact of litigation and conduct	1,457	30	2	12	48	1	411	37
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	550	358	424	253	558	474	385	295

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.9	13.8	13.9	13.6	13.7	13.6	13.4	13.1
Average goodwill and intangibles	(3.5)	(3.5)	(3.5)	(3.5)	(3.6)	(3.5)	(3.5)	(3.5)
Average allocated tangible equity	10.4	10.3	10.4	10.1	10.1	10.1	9.8	9.6

Return on average allocated tangible equity excluding litigation and conduct	21.2%	13.9%	16.4%	10.1%	22.0%	18.8%	15.7%	12.3%

Barclays International
	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(2,282)	(2,446)	(2,225)	(2,684)	(2,309)	(2,353)	(2,315)	(2,948)
Impact of litigation and conduct	-	11	19	33	32	47	15	255
Operating expenses	(2,282)	(2,435)	(2,206)	(2,651)	(2,277)	(2,306)	(2,300)	(2,693)

Total income	3,750	3,903	3,570	3,221	3,290	3,707	3,808	3,319

Cost: income ratio excluding litigation and conduct	61%	62%	62%	82%	69%	62%	60%	81%

Profit before tax
Profit before tax	1,137	1,223	1,118	215	850	1,297	1,413	6
Impact of litigation and conduct	-	11	19	33	32	47	15	255
Profit before tax excluding litigation and conduct	1,137	1,234	1,137	248	882	1,344	1,428	261

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	799	832	788	(21)	687	926	1,007	(1,134)
Post-tax impact of litigation and conduct	2	8	16	34	26	34	12	250
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	801	840	804	13	713	960	1,019	(884)

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	33.3	32.1	31.6	32.4	32.5	32.8	31.4	29.9
Average goodwill and intangibles	(1.1)	(1.0)	(1.1)	(1.1)	(1.3)	(1.4)	(1.4)	(1.4)
Average allocated tangible equity	32.2	31.1	30.5	31.3	31.1	31.4	30.1	28.5

Return on average allocated tangible equity excluding litigation and conduct	10.0%	10.8%	10.6%	0.2%	9.2%	12.2%	13.6%	(12.4%)

Corporate and Investment Bank
	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,716)	(1,867)	(1,638)	(2,046)	(1,744)	(1,773)	(1,786)	(2,384)
Impact of litigation and conduct	4	7	19	23	32	-	13	255
Operating expenses	(1,712)	(1,860)	(1,619)	(2,023)	(1,712)	(1,773)	(1,773)	(2,129)

Total income	2,617	2,795	2,505	2,151	2,235	2,580	2,799	2,252

Cost: income ratio excluding litigation and conduct	65%	67%	65%	94%	77%	69%	63%	95%

Profit before tax
Profit/(loss) before tax	882	887	827	85	498	835	1,175	(252)
Impact of litigation and conduct	4	7	19	23	32	-	13	255
Profit before tax excluding litigation and conduct	886	894	846	108	530	835	1,188	3

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	609	596	582	(84)	431	600	834	(1,227)
Post-tax impact of litigation and conduct	5	5	16	27	25	-	10	250
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	614	601	598	(57)	456	600	844	(977)

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	26.9	25.8	25.2	26.0	26.2	26.7	25.9	24.7
Average goodwill and intangibles	-	-	(0.1)	-	(0.2)	(0.3)	(0.3)	(0.4)
Average allocated tangible equity	26.9	25.8	25.1	26.0	25.9	26.4	25.6	24.3

Return on average allocated tangible equity excluding litigation and conduct	9.2%	9.3%	9.5%	(0.9%)	7.0%	9.1%	13.2%	(16.1%)

Consumer, Cards and Payments
	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(566)	(579)	(587)	(638)	(565)	(580)	(529)	(564)
Impact of litigation and conduct	(4)	4	-	10	-	47	2	-
Operating expenses	(570)	(575)	(587)	(628)	(565)	(533)	(527)	(564)

Total income	1,133	1,108	1,065	1,070	1,055	1,127	1,009	1,067

Cost: income ratio excluding litigation and conduct	50%	52%	55%	59%	54%	47%	52%	53%

Profit before tax
Profit before tax	255	336	291	130	352	462	238	258
Impact of litigation and conduct	(4)	4	-	10	-	47	2	-
Profit before tax excluding litigation and conduct	251	340	291	140	352	509	240	258

Profit attributable to ordinary equity holders of the parent
Attributable profit	190	236	206	63	256	326	173	93
Post-tax impact of litigation and conduct	(3)	3	-	7	1	34	2	-
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	187	239	206	70	257	360	175	93

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.4	6.3	6.4	6.4	6.3	6.0	5.5	5.3
Average goodwill and intangibles	(1.1)	(1.0)	(1.0)	(1.1)	(1.1)	(1.1)	(1.0)	(1.1)
Average allocated tangible equity	5.3	5.3	5.4	5.3	5.2	5.0	4.5	4.2

Return on average allocated tangible equity excluding litigation and conduct	14.0%	18.0%	15.4%	5.4%	19.9%	28.9%	15.7%	9.0%

Head Office
	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(204)	(169)	(220)	(231)	(129)	(58)	(1,819)	(365)
Impact of litigation and conduct	88	1	39	12	19	31	1,535	75
Loss before tax excluding litigation and conduct	(116)	(168)	(181)	(219)	(110)	(27)	(284)	(290)

Profit attributable to ordinary equity holders of the parent
Attributable loss	(184)	(126)	(172)	(234)	(147)	(120)	(1,699)	(369)
Post-tax impact of litigation and conduct	66	2	28	16	11	24	1,507	64
Attributable loss excluding litigation and conduct	(118)	(124)	(144)	(218)	(136)	(96)	(192)	(305)

Tangible net asset value
	As at 30.09.19	As at 30.06.19	As at 31.12.18
	£m	£m	£m
Total equity excluding non-controlling interests	66,197	67,576	62,556
Other equity instruments	(10,860)	(12,123)	(9,632)
Goodwill and intangibles	(8,068)	(7,993)	(7,973)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	47,269	47,460	44,951

	m	m	m
Shares in issue	17,269	17,245	17,133

	p	p	p
Tangible net asset value per share	274	275	262

Shareholder Information

Results timetable1			Date
2019 Full Year Results and Annual Report			13 February 2020

				% Change3
Exchange rates2	30.09.19	30.06.19	30.09.18	30.06.19	30.09.18
Period end - USD/GBP	1.23	1.27	1.30	(3%)	(5%)
YTD average - USD/GBP	1.27	1.29	1.35	(2%)	(6%)
3 month average - USD/GBP	1.23	1.29	1.30	(5%)	(5%)
Period end - EUR/GBP	1.13	1.12	1.12	1%	1%
YTD average - EUR/GBP	1.13	1.15	1.13	(2%)	-
3 month average - EUR/GBP	1.11	1.14	1.12	(3%)	(1%)

Share price data
Barclays PLC (p)	150.40	149.80	171.78
Barclays PLC number of shares (m)	17,269	17,245	17,127

For further information please contact

Investor relations	Media relations
Lisa Bartrip +44 (0) 20 7773 0708	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
J.P.Morgan
jpmorgan.adr@eq-us.com
Tel: +1 800 990 1135 (toll free in US and Canada), +1 651 453 2128 (outside the US and Canada) or +1 651 453 2133 (for the hearing impaired).
https://shareowneronline.equiniti.com/UserManagement/ContactUs.aspx
J.P.Morgan Chase Bank N.A., Shareholder Services, PO Box 64504, St. Paul, MN 55164-0504, USA.

1 Note that these dates are provisional and subject to change.
2 The average rates shown above are derived from daily spot rates during the year.
3 The change is the impact to GBP reported information.
4 Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Notes

The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2019 to the corresponding nine months of 2018 and balance sheet analysis as at 30 September 2019 with comparatives relating to 31 December 2018 and 30 September 2018. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 24 October 2019, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2018, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 36 to 45 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made and such statements may be affected by changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the UK from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, dividend payments, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2018), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.